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PricewaterhouseCoopers LLP
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Vancouver, British Columbia
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Consent of Independent Auditors

We hereby consent to the inclusion in Minco Gold Corporation's Annual Report on Form 40-F for the year ended December 31, 2010 of our audit report dated March 28, 2011 relating to the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended of Minco Gold Corporation.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 28, 2011